EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Nine Months Ended September 30,		Three Months Ended September 30,
	2004	2003	2004	2003
Numerator:
Net income	$631,464	$958,375	$261,234	$636,029

Effect of dilutive securities:
Convertible debt - 2.625% issued in 1998	—	2,106	—	—
LYONS - 1998 issue	—	1,446	—	—

Numerator for net income per common share - diluted	$631,464	$961,927	$261,234	$636,029

Denominator:
Weighted average common shares	604,343	614,325	586,193	615,041

Effect of dilutive securities:
Stock options and common stock warrants	2,391	3,143	1,659	3,271
Convertible debt - 2.625% issued in 1998	—	2,754	—	—
LYONS - 1998 issue	—	1,192	—	—

Denominator for net income per common share - diluted	606,734	621,414	587,852	618,312

Net income per common share:
Basic	$1.04	$1.56	$.45	$1.03

Diluted	$1.04	$1.55	$.44	$1.03